RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

FOUR MINES IN ONE AT LOULO

Loulo, Mali, 27 July 2007 - Randgold Resources’ Loulo complex in western Mali could become the focal point of a major new goldfield, chief executive Mark Bristow said today.

The company - which ranks as one of the gold mining industry’s most successful explorers - regards the Loulo district as having enormous potential for significant new gold deposit discoveries in Africa, and perhaps the world, Bristow told journalists at an open day at the mine.

“That is why we have built up a substantial groundholding in the region. We have aggressive drilling programmes in place at the moment not only to expand the known orebodies at Loulo but also to explore other targets such as Faraba and Baboto,” he said.

Following last year’s successful commissioning of the hard rock crusher, production at Loulo on hard ore has been stepped up to full capacity. In the meantime, development of an underground mine at Yalea has progressed rapidly and this mine is due to deliver its first ore to the Loulo plant in the last quarter of this year. The second underground mine, Gara, is at an advanced planning stage.

“Loulo is in fact four mines in one – the first underground operation at Yalea will be in full production by 2009 and the development of the Gara underground mine starts in the same year. So here we have a truly world class mine complex with gold production forecast to peak at above 400 000 ounces per year and a life extending beyond 2020. Total resources at present stand at more than 11 million ounces and we are confident that this will be increased through ongoing exploration,” Bristow said.

Bristow noted that the company was committed to the sustainability of its business and that sustainability in turn required close cooperation with the governments and people of the countries where the company operates and plans to operate.

“We have a particularly productive relationship with the government of Mali, which is one of our partners in the Morila mine and also owns 20% of Loulo. It is the strength of this partnership that gave us the confidence to invest further in the development of the two underground projects at Loulo,” he said.

“Because we strive to be not only a successful business but also a good citizen of the countries in which we operate, we are very sensitive to the needs of the community and the environment. A percentage of Loulo’s profits, for example, is allocated to community development projects, identified in conjunction with community representatives.”

Bristow said the company also placed great emphasis on the training and advancement of Malian nationals. Reflecting this policy, Loulo general manager Amadou Konta is the first Malian to head a major mine and his team includes several other senior Malian managers who have achieved promotions during the ten years that Randgold Resources has been operating in Mali.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Loulo General Manager	Investor & Media Relations
Dr Mark Bristow	Amadou Konta	Kathy du Plessis
+223 675 0122 +44 788 071 1386 +44 779 775 2288	+223 674 4831	+27 11 728 4701 Cell: +27 83 266 5847 randgoldresources@dpapr.com

Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2006 which was filed with the United States Securities and Exchange

Commission (the ‘SEC’) on 25 June 2007. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors: the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.